May 20, 2011
VIA EDGAR CORRESPONDENCE
Brian Cascio
Securities and Exchange Commission
100 F Street, NE
Mail Stop 3030
Washington, DC 20549-7553
Re:	Dresser Rand Group Inc. Form 10-K for Fiscal Year Ended December 31, 2010 Filed February 24, 2011 File No. 001-32586
Dear Mr. Cascio:
Enhancement of Dresser-Rand Group Inc.’s (“Dresser-Rand”) disclosures is an objective that we share with the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) and one that we consider in all of our filings. This letter sets forth the responses of Dresser-Rand to the comments of the Staff contained in the Staff’s letter dated April 27, 2011.
For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by our response.
1.	We see the discussion of your Venezuelan operations here and on pages 18 and 31. Please expand MD&A in future filings to provide a more comprehensive discussion of your Venezuelan operations that provides a greater level of information about the monetary assets and liabilities that are exposed to exchange rate changes and the sensitivity of your sales and cost of sales to future currency changes. Disclose the specific amount of bolivar-denominated monetary assets and liabilities as of each balance sheet date and provide a break-out of the amounts being re-measured at each exchange rate. Please disclose the amount for cash and accounts receivable, sales, costs of sales and operating profit for Venezuela and separately disclose the amounts denominated in bolivar fuerte and the U.S. dollar.

Response. Dresser-Rand continually evaluates its Venezuelan operations to assess whether disclosures should be modified to fairly present its material exposures. In recent periods, Dresser-Rand’s Venezuelan operation has amassed a bolivar cash balance that has become material to the consolidated financial statements. Considering materiality and

Mr. Brian Cascio
Securities and Exchange Commission

increased uncertainty in Venezuela, Dresser-Rand expanded its disclosures about its Venezuelan bolivar cash on hand in 2009 and 2010. The disclosures were limited to the bolivar cash balance exposure because Dresser-Rand concluded that the other monetary exposures of the operation at December 31, 2010 were not material to Dresser-Rand (i.e., monetary assets and monetary liabilities, excluding cash, were each approximately $3.1 million netting to a negligible exposure). In addition, sales, cost of sales and operating profit for Dresser-Rand’s Venezuelan operation were 0.4%, 0.0% and -0.7%, respectively, of consolidated results for the year ended December 31, 2010. In the future, to the extent such monetary assets, liabilities, sales, cost of sales or operating income become material to an understanding of Dresser-Rand’s exposure in Venezuela, Dresser-Rand will make disclosures in its filings consistent with the Staff’s comments, including sensitivity of cost of sales to currency fluctuations, and the separate break out for different exchange rates.

2.	If significant to an understanding of your liquidity, please clarify the amount of cash and cash equivalents held outside of the U.S. in future filings. Additionally, to the extent material, please describe any significant amounts that may not be available for general corporate use related to cash and investments held by foreign subsidiaries where you consider earnings to be indefinitely invested. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Response. In future filings, if significant to an understanding of its liquidity, Dresser-Rand will clarify the amount of cash and cash equivalents held outside of the U.S. and will describe any significant amounts that may not be available for general corporate use related to cash and investments held by foreign subsidiaries where Dresser-Rand considers earnings to be indefinitely invested.

3.	Please disclose in future filings your compliance with the debt covenants.

Response. In future filings, Dresser-Rand will affirmatively disclose its compliance with debt covenants.

4.	We see you have contracts with customers to design, develop, manufacture, modify, erect and commission complex customers which may take up to 15 months to complete. Please tell us how you considered the guidance in FASB ASC 605-35 in your accounting treatment.

Response. As disclosed in its notes to the financial statements, Dresser-Rand has contracts with customers to design, develop, manufacture, modify, erect and commission complex products that may take up to 15 months to complete.

In determining the applicability of FASB ASC 605-35 in Dresser-Rand’s accounting treatment, Dresser-Rand considered ASC 605-35-15-6a., which states:
6.	Contracts not covered by this Subtopic include, but are not limited to, the following:

Mr. Brian Cascio
Securities and Exchange Commission

a.	Sales by a manufacturer of goods produced in a standard manufacturing operation, even if produced to buyers’ specifications, and sold in the ordinary course of business through the manufacturer’s regular marketing channels, if such sales are normally recognized as revenue in accordance with the realization principle for sales of products and if their costs are accounted for in accordance with generally accepted principles of inventory costing.
Dresser-Rand designs and manufactures rotating equipment in three broad product categories: turbo compressors, reciprocating compressors and steam turbines. Within these major product categories, Dresser-Rand’s products have common functionality and a similar manufacturing process. Generally, each of Dresser-Rand’s twelve manufacturing facilities is dedicated to one (or in a few cases, two) of these major product categories. Products are developed, designed, modified and manufactured in standard manufacturing processes, tested in these facilities, and then shipped to the customer. Products are also often modified to meet customers’ specifications (e.g., size, pressure, etc.) All equipment is sold through Dresser-Rand’s standard marketing channels.

Inventory costs associated with the equipment are recorded at the lower of cost or market. Cost is comprised of material, labor and overhead. Material is recorded when received and labor and overhead are added to the material cost as the equipment is manufactured and assembled in accordance with generally accepted principles of inventory costing.

The cycle time from order to delivery may be up to 15 months, but the actual manufacturing time of Dresser-Rand’s equipment is typically shorter (i.e., 4-11 months). The principal drivers of manufacturing cycle times are size and product complexity (e.g., large turbo compressors typically have the longest cycle times).

In connection with managing its working capital, Dresser-Rand regularly receives customer advances and progress payments on large equipment orders; however, revenue is not realized until (1) the equipment has been delivered and acceptance terms, if any, have been satisfied, or (2) the customer formally cancels the order, at which time a cancellation fee may apply. As such, these sales are normally recognized as revenue in accordance with the realization principle for sales of products.

Dresser-Rand may also provide on-site installation and commissioning services. Such services may be provided in connection with an equipment delivery or separately. These services are separate and distinct from the manufacturing activities described above.

Given Dresser-Rand’s manufacturing process, Dresser-Rand has concluded that its equipment qualifies as sales by a manufacturer of goods produced in a standard manufacturing operation, though its equipment is often produced to buyers’ specifications. Furthermore, Dresser-Rand’s equipment is sold in the ordinary course of business through its regular marketing channels, and such sales are normally recognized as revenue in

Mr. Brian Cascio
Securities and Exchange Commission

accordance with the realization principle for sales of products and its costs are accounted for in accordance with generally accepted principles of inventory costing. Consequently, Dresser-Rand has concluded that ASC 605-35 does not apply to its accounting for revenue recognition.

5.	We refer to your disclosure here and on page 35 that you had a corporate restructuring. Please tell us how you considered Item 4 of SAB Topic 5-P.

Response. During the year ended December 31, 2009, Dresser-Rand executed a corporate reorganization of certain of its European legal entities under a Luxembourg parent company to facilitate cash management in Europe. In its Form 10-K, Dresser-Rand referred to this as a corporate restructuring. The activities consisted solely of reorganizing (through intercompany sales and purchases) the ownership of certain Dresser-Rand subsidiaries. No exit activities as described in Item 4 of SAB Topic 5-P were executed.

6.	We see your company pension plan contribution in 2010 was $7.3 million compared to $37.4 million in 2009 and a projected $30.7 million in 2011. Please tell us why 2010 was significantly lower.

Response. Prior to 2009, Dresser-Rand funded its pension plans to be in compliance with the funding requirements of the Employee Retirement Income Security Act of 1974, as amended. In 2008, the funding requirements of the Pension Protection Act of 2006 (the “Act”) became effective, which required companies to begin to fund pension plans to satisfy defined funded status percentages with a goal to fully fund pension plans over a period of several years. Each year’s funding requirement is computed as a defined targeted funded status based on the prior year’s computed liability. The funding requirements began in 2009. In 2008, the period for which the first funding requirement (i.e. for 2009) was computed, Dresser-Rand experienced a significant decrease in the market value of the assets in its U.S. pension plan as a result of the global recession.

The combination of the new funding requirements and the decline in asset values resulted in a significant funding requirement in 2009 to meet the stipulated funded status percentage. For 2010, the funded status requirement of the Act did not increase significantly and the value of the pension assets increased due to improving global economic conditions, resulting in a much lower funding requirement than in 2009. For 2011, the combination of the funded status requirement of the Act increasing significantly and a dramatic decline in interest rates has resulted in the requirement to make another significant cash contribution.

7.	We refer to your disclosure related to pension assets valued using Level 3 inputs. With a view toward providing enhanced disclosure in future filings, please explain the methodology utilized in determining the fair value. Refer to FASB ASC 715-20-50-1(d)(3).

Response. In note 2 to the consolidated financial statements, Dresser-Rand has included a table that summarizes the significant Level 3 inputs with respect to the valuation of its

Mr. Brian Cascio
Securities and Exchange Commission

pension assets. With a view toward providing enhanced disclosure, Dresser-Rand will expand its disclosures to explain the methodology utilized in determining the fair value of such pension assets in future filings.

8.	With respect to contingencies such as the unfair labor practice litigation, please disclose an estimate of the range of loss, disclose any such amount in addition to the amount accrued is not material to the financial statements, or state that such estimate cannot be made. Refer to FASB ASC 450-20-50-4. Please also tell us how your disclosures consider the guidance from SAB Topic 5-Y.

Response. There are a number of allegations associated with the unfair labor practice litigation that could take a period of three to five years to resolve. The National Labor Relations Board (“NLRB”) remedial process is separate and distinct from the litigation over the merits of the case. The merits will not be resolved until one party prevails with finality before the NLRB or the U.S. federal courts on appeal, at which time the NLRB’s compliance division would issue an order on an appropriate remedy, which order would also be subject to appeal to the NLRB and the federal courts. Further, Dresser-Rand’s potential liability with respect to the allegations associated with the unfair labor practice litigation are difficult to quantify given that there is little clear guidance from the NLRB or the federal courts on a proper remedy in the event that the NLRB and the union prevail on the merits. For example, the potential remediation costs associated with the claim that Dresser-Rand failed or refused to bargain over the return to work of striking union members is not susceptible to quantification. Pursuant to conflicting case law, the remedy for these allegations could range from a “zero dollar” remedy in which Dresser-Rand is required to post a notice indicating it will not refuse to bargain and commence bargaining on the subject immediately, to a “make-whole” remedy designed to place the parties in the position they would have been in had the parties successfully negotiated an agreement over the manner by which striking union members would return to work (a remedy that appears wholly unquantifiable given that Dresser-Rand has no evidence at this stage as to the strikers’ mitigation of damages, Dresser-Rand endured a 17-week strike, enforced a lockout, declared an impasse in negotiations immediately before the return of the strikers and unilaterally implemented its terms on the workforce at the same time, which terms prevailed for nearly 2 years thereafter without a new labor agreement). Given the broad scope of these possible remedies and the conflicting case law about which may apply, any range of possible loss that could be estimated by Dresser-Rand would be so imprecise, uncertain and wide as to not be meaningful. Accordingly, until such time that an estimate could be made, Dresser-Rand would propose disclosing in its future filings that an estimate of the range of loss cannot be made, until such time that an estimate could be made.

With regard to SAB Topic 5-Y, Dresser-Rand’s former owner, Ingersoll-Rand, has identified some petroleum contamination at its sites in the state of New York. In connection with First Reserve’s acquisition of Dresser-Rand from Ingersoll-Rand, Ingersoll-Rand agreed to take responsibility for any clean-up connected with this contamination, and has been directly managing the environmental studies and the related remediation efforts. To date, Dresser-Rand has not been required to pay any amounts associated with this contamination,

Mr. Brian Cascio
Securities and Exchange Commission

and Dresser-Rand reasonably expects that Ingersoll-Rand will continue to fulfill its responsibilities with respect thereto.

To the best of its knowledge and belief, Dresser-Rand does not have any other material contamination and is not a potentially responsible party in any pending State remedial action or any action under the Comprehensive Environmental Response, Compensation, and Liability Act or the Resource Conservation and Recovery Act that may result in material contingent liabilities. In addition, Dresser-Rand is not involved in any environmental proceedings, including issuances of informal or formal notices of violation, administrative orders, civil suits, in which a party seeks injunctive relief and civil fines, or criminal prosecutions of a material nature.

As a result, Dresser-Rand has concluded that it does not have any material environmental remediation or product liability claims at this time that would require accrual or disclosure.

9.	Please tell us the nature of the adjustments to warranties issued in prior periods. Please tell us if this relates to a change in estimate and if so, where you have provided the disclosures required by FASB ASC 250-10-50.

Response. Dresser-Rand offers a general operating warranty on its equipment which expires upon the earlier of (a) 18 months from the date of delivery or (b) 12 months from the date the equipment is placed into service. Because of the nature of its products, the timing of Dresser-Rand’s warranty claims is unpredictable (i.e., major failures can occur at any point during the warranty period without warning), making it difficult to determine whether a change in estimate for its warranty accrual is necessary. Dresser-Rand uses historical warranty cost experience to estimate its warranty accrual. The warranty accrual is relieved as actual warranty costs are incurred. In the event that a warranty expires without the costs being incurred, the warranty accrual is adjusted to remove the remaining balance associated with the expired warranty. Dresser-Rand has historically, and will continue to, evaluate and adjust its warranty accrual based on its historical experience. In the event that historical experience changes materially, Dresser-Rand will evaluate whether making a change in estimate for its warranty liability is necessary, and would make the required disclosures if such a change were made.
In connection with its response, Dresser-Rand acknowledges that:
•	Dresser-Rand is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Dresser-Rand may not assert staff comments as a defense in any proceeding

Mr. Brian Cascio
Securities and Exchange Commission

initiated by the Commission or any person under the federal securities laws of the United States.
If you require additional information, please telephone me at (713) 354-5858.

Sincerely, Raymond L. Carney Jr. Vice President, Controller and Chief Accounting Officer